Exhibit 5.1

[LETTERHEAD OF OSLER, HOSKIN & HARCOURT LLP]

June 14, 2011	Direct Dial: (212) 991-2504 Our Matter Number: 1125658

Tim Hortons Inc.

874 Sinclair Road

Oakville, Ontario L6K 2Y1

CANADA

Ladies and Gentlemen:

Registration Statement on Form S-3

We have acted as Canadian counsel to Tim Hortons Inc., a corporation governed by the Canada Business Corporations Act (the “Company”), in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company today with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, with respect to common shares of the Company (the “Common Shares”) and the associated share purchase rights (the “Share Purchase Rights”) under the Company’s Shareholder Rights Plan Agreement dated August 6, 2009 between the Company and Computershare Trust Company of Canada, as Rights Agent (the “Shareholder Rights Plan Agreement”) that may be delivered pursuant to the Tim Hortons Inc. 2011 Direct Share Purchase and Dividend Reinvestment Plan (the “Plan”).

We have examined copies of the Plan, the Shareholder Rights Plan Agreement and certain resolutions adopted by the Board of Directors of the Company. We have also advised the Company in connection with the preparation of the Articles of Incorporation, as amended, By-Law No. 1 of the Company and the Shareholder Rights Plan Agreement, and have examined such statutes, corporate and other records, agreements, documents or other instruments and have made such other investigations as we have considered necessary to enable us to express the opinions set forth in this opinion letter.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

On the basis of the foregoing, we are of the opinion that upon delivery of the Common Shares in accordance with the terms of the Plan, the Common Shares will be validly issued and outstanding as fully paid and non-assessable shares of the Company and the Share Purchase Rights will be validly issued.

In rendering our opinion regarding the Share Purchase Rights, we have assumed that the Board of Directors of the Company has acted and will act in accordance with its fiduciary duties with respect to the administration of the Shareholder Rights Plan Agreement and the issuance of the Share Purchase Rights thereunder. In connection with the foregoing, our opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Share Purchase Rights at some future time. Further, our opinion addresses the Shareholder Rights Plan Agreement and the Share Purchase Rights in their entirety and not any particular provision of them, and it is not settled whether the invalidity of any particular provision would invalidate the Share Purchase Rights in their entirety.

We express no opinion herein as to any laws or any matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of this firm’s name under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours very truly,

/s/ OSLER, HOSKIN & HARCOURT LLP

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